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WASHINGTON, D.C.

August 8, 2003

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed a press release dated August 7, 2003 announcing Air France's traffic results for July 2003.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

Manuel A. Orillac

dlw 8/14

cc: Jean-Marc Bardy
Dominique Barbarin
Air France

Information

AIR FRANCE

Traffic

Roissy, 7 August 2003

JULY 2003 TRAFFIC

- **Significant increase in overall traffic: up 2.9%**
- **1.4-point improvement in seat load factor**
- **Sharp rise in traffic excluding Asia: up 7.4%**

Passenger operations

With the exception of Asia, where the situation is improving although it remains impacted by the consequences of the SARS epidemic, traffic reached substantially higher levels than last year.

- **The long-haul network**

With traffic up by 2.7% for virtually stable capacity (up 0.8%), the seat load factor on the long-haul network improved by 1.6 points to 83.3%. Excluding Asia, traffic progressed by 8.9% for a 5.4% increase in capacity. The load factor reached 84.1%, up 2.7 points.

- On North American routes, traffic remained buoyant, with 12.1% growth for a 6.7% increase in capacity. The load factor improved by 4.2 points to reach the very high level of 88.5%.
- On the Latin American sector, traffic continued to increase substantially (up 21.2%) for a 12.9% rise in capacity. The load factor gained 6.1 points to reach 88.6%.
- Despite significant recovery over the past two months, activity on the Asian network still remained weak. Capacity and traffic fell by 15.9% and 19.5% respectively. The load factor, however, remained at the high level of 79.4% (down 3.6 points).
- Activity on the Caribbean / Indian Ocean network was satisfactory. Traffic increased by 8.3% and capacity by 7.8%. The load factor improved slightly to reach 79.8% (up 0.4 points).
- On the Africa / Middle East network, the 5.4% drop in traffic was in line with that of capacity (down 5.4%). The load factor remained stable at 77%.

- **The international medium-haul network**

Traffic on the international medium-haul network improved by 6.4% in line with the 6.4% rise in capacity, resulting in the stabilization of the load factor at 69.9%.

- **The domestic medium-haul network**

On the domestic network, the load factor gained 2.2 points to reach 67.9%, thanks to traffic which held up relatively well (down 0.9%) in spite of a 4.1% drop in capacity.

Cargo operations

With capacity down by 1.8%, traffic decreased by 3% and the load factor dropped 0.7 points to 61.8%.

Key dates

- **Tuesday, 26 August 2003**: publication of Air France's 2003-04 1st quarter results after closure of the Paris Stock Exchange.
- **Wednesday, 27 August 2003**: audio-web conference at 3 p.m. (London time)
  - To connect, dial 00 44 207 162 0125 (password: Air France)
  - To view the presentation, type the following e-mail address: http://www.momentys.com/airfrance/Q1/default.htm (password: AFRQ1)

STATISTICS

Passenger operations

July 2003 / July 2002	Capacity (ASK)		Traffic (RPK)		Load factor	
	million	in %	million	in %	in %	change
Group Long-haul	**8,643**	**+0.8%**	**7,198**	**+2.7%**	**83.3%**	**+1.6**
Americas	*3,850*	*+8.1%*	*3,410*	*+14.1%*	*88.6%*	*+4.6*
Asia	*1,547*	*-15.9%*	*1,229*	*-19.5%*	*79.4%*	*-3.6*
Africa-Middle East	*1,162*	*-5.4%*	*895*	*-5.4%*	*77.0%*	*0.0*
Caribbean-Indian Ocean	*2,122*	*+7.8%*	*1,694*	*+8.3%*	*79.8%*	*+0.4*
Group Europe	**1,953**	**+6.4%**	**1,366**	**+6.4%**	**69.9%**	**0.0**
AF only	*1,731*	*+7.2%*	*1,213*	*+6.5%*	*70.1%*	*-0.5*
Regional subsidiaries	*222*	*0.0%*	*153*	*+5.6%*	*69.0%*	*+3.7*
Group Domestic	**1,329**	**-4.1%**	**903**	**-0.9%**	**67.9%**	**+2.2**
AF only	*1,129*	*-5.3%*	*785*	*0.0%*	*69.6%*	*+3.7*
Regional subsidiaries	*200*	*+3.2%*	*118*	*-5.2%*	*59.2%*	*-5.2*
Group Total	**11,925**	**+1.1%**	**9,468**	**+2.9%**	**79.4%**	**+1.4**
Total AF alone	*11,503*	*+1.1%*	*9,197*	*+3.0%*	*80.0%*	*+1.5*
Total regional subsidiaries	*422*	*+1.5%*	*272*	*+0.6%*	*64.3%*	*-0.6*

Total 4 months at 31 July 2003	Capacity (ASK)		Traffic (RPK)		Load factor	
	million	%	million	%	%	change
Group long-haul	**31,569**	**-2.2%**	**24,898**	**-4.1%**	**78.9%**	**-1.5**
Americas	*13,027*	*-2.3%*	*10,951*	*-0.8%*	*84.1%*	*+1.3*
Asia	*6,051*	*-15.0%*	*4,207*	*-27.1%*	*69.5%*	*-11.5*
Africa-Middle East	*4,306*	*-10.9%*	*3,107*	*-11.2%*	*72.2%*	*-0.3*
Caribbean-Indian Ocean	*8,319*	*+16.7%*	*6,726*	*+17.0%*	*80.8%*	*+0.2*
Group Europe	**7,199**	**+1.9%**	**4,823**	**-2.2%**	**67.0%**	**-2.8**
AF alone	*6,362*	*+2.2%*	*4,275*	*-2.5%*	*67.2%*	*-3.3*
Regional subsidiaries	*837*	*0.0%*	*548*	*+0.2%*	*65.5%*	*+0.2*
Group Domestic	**5,044**	**-5.3%**	**3,486**	**-0.1%**	**69.1%**	**+3.6**
AF alone	*4,331*	*-5.3%*	*3,055*	*+0.6%*	*70.5%*	*+4.2*
Regional subsidiaries	*713*	*-5.4%*	*431*	*-5.2%*	*60.5%*	*+0.1*
Group Total	**43,812**	**-1.9%**	**33,208**	**-3.4%**	**75.8%**	**-1.2**
Total AF alone	*42,262*	*-1.9%*	*32,228*	*-3.4%*	*76.3%*	*-1.2*
Total regional subsidiaries	*1,550*	*-2.6%*	*979*	*-2.2%*	*63.2%*	*+0.2*

Cargo operations

	Capacity (ATK)		Traffic (RTK)		Load factor	
	million	%	million	%	%	change
July 03/July 02	730	-1.8%	452	-3.0%	61.8%	-0.7
Total 4 months	2,736	-5.2%	1,762	-5.0%	64.4%	+0.1